FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 21, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

JOINT PRESS RELEASE

BANCA INTESA AND SANPAOLO IMI GET THE GREEN LIGHT
FROM THE ANTITRUST AUTHORITY FOR THE MERGER

Milano, Torino, December 20, 2006 - Banca Intesa and Sanpaolo IMI favourably acknowledge today’s decision of the Italian Competition Authority that has authorised the merger by incorporation of Sanpaolo IMI with and into Banca Intesa (see Antitrust press release attached).

This decision, taken upon completion of the inquiry - set in motion by the Authority on October 19 2006 - which has been carried out rapidly and with the utmost transparency and collaboration, enables the merger to be completed within the current year, as expected.

With today’s decision the Authority deemed that the commitments taken by the surviving company are suitable to overcome any competition issues relating to the merger so that the transaction does not lead to the establishment or strengthening of any dominant positions.

Actions to be taken to carry out these commitments will be duly disclosed to the market.

IMPORTANT INFORMATION

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non- U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.
You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Investor Relations	Media Relations
Andrea TAMAGNINI	Costanza SCLAPON
+39 02 87943180	+39 02 87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
www.bancaintesa.it

Relazioni Esterne	Investor Relations
Filippo VECCHIO	Dean QUINN
+39 011 5557747	+39 011 5552593
infomedia@sanpaoloimi.com	investor.relations@sanpaolimi.com
www.sanpaoloimi.com

Press releases        C8027 - BANCA INTESA/SAN PAOLO IMI

number	52

date	20/12/2006

Text

PRESS RELEASE
BANCA INTESA- SANPAOLO: ANTITRUST AUTHORITY
GIVES CONDITIONAL GO-AHEAD FOR MERGER

In retail banking, the parties undertake to sell 748 branches. In wealth management, the CAAM joint venture between Banca Intesa and Crédit Agricole to be closed down. Policies of another insurer to be sold in 1,133 branches of the new bank.

The Italian Competition Authority, at its meeting on 20 December 2006, authorized Banca Intesa’s takeover of SanPaolo IMI, setting conditions in the banking sector, with the sale of a total of 748 branches (partly due to the agreement with Crédit Agricole), in wealth management and in insurance, so as to counter the risks to competition from the new bank’s increased market share resulting from its much larger retail network and broader range of products.

The parties have undertaken as follows:

A) IN THE BANKING SECTOR:

1) Sale of 197 branches in over 20 Provinces

Branches will be sold in the more than 20 Provinces where the merger risks creating or reinforcing a dominant position. More specifically, 197 branches are to be sold to one or more third parties by way of a transparent non-discriminatory procedure and within a limited timeframe so as to ensure true competition in the marketplace.

2) Sale to Crédit Agricole of the Cariparma and Friuladria branch networks as well as another 193 branches

By 12 October 2007, Banca Intesa will also sell Crédit Agricole the Cariparma and Friuladria networks, for a total of 452 branches, as well as a further 193 branches. Most of these (551 out of 645) are located in areas where competition might have been threatened by the merger.

3) Reduction in Crédit Agricole’s shareholding and ‘sterilization’ of its management role in the new bank

The sale of branches to Crédit Agricole can be seen as a sale to a third party, given that under the conditions set for the authorization Crédit Agricole must significantly and rapidly reduce its holdings in the ordinary share capital of the new bank and must play no role in its administration and management. In the Supervisory Committee and in the Management Committee of the new bank, as in any other management or administrative entity, no direct or indirect representative of Crédit Agricole may be present, and Crédit Agricole may not be a part of any shareholder pact relating to the new bank.

B) IN WEALTH MANAGEMENT

1) CAAM SGR joint venture to be dissolved

In order to ensure Crédit Agricole’s role as a third party and true competitor, the parties are to dissolve the CAAM SGR SpA joint venture which is at present jointly controlled by Banca Intesa and Crédit Agricole. The breaking up of this joint venture will terminate the retail agreement between Banca Intesa and CAAM SGR along with the relevant shareholder pact.

2) Diversification of the products sold by Crédit Agricole and the new bank

Consequently, the restrictive effects of the merger in the wealth management area should be overcome and the presence of a new operator should be guaranteed: the asset management products offered through the branch network controlled by the Crédit Agricole Group will in fact be different from those offered through the new bank’s network.

C) IN THE INSURANCE SECTOR

1) Policies from another insurer to be sold in 1,133 of the new bank’s branches

Policies from another insurer will be sold in 1,133 of the new bank’s branches. The parties undertake to sell to independent third parties, by way of a transparent non-discriminatory procedure, a business unit covering the design and management of life insurance policies of the I, III and V branches. The sales capability of this third party will be assured by way of an exclusive agreement with Casse di Risparmio (savings banks) controlled by Intesa Casse del Centro and by SanPaolo Banco di Napoli, to which will be added other Banca Intesa branches in different Regions. This agreement will have a duration of not less than six years and will be tacitly renewable for a further three years.

Furthermore, Po Vita will be sold to Crédit Agricole along with its controlling company Cariparma.

2) Agreement not to cross-sell

Moreover, in the context of avoiding any risk of coordination due to the various structural, shareholding and personal links between the new bank and the Generali Group, the parties undertake to ensure that life policies from Intesa Vita and Generali are not sold through bank branches of the SanPaolo Group and that Eurizon life policies are not sold through pre-merger Banca Intesa branches.

3) ‘Sterilization’ of the role of Generali representatives in Eurizon’s strategies

The Antitrust Authority’s authorization is also conditional on guarantees that members of the new bank’s Supervisory Committee and Management Committee who represent Generali (or have direct or indirect personal links with Generali), will not participate in discussions or voting on motions directly affecting the business strategy of Eurizon and will not influence in any way the business strategies of that company.

The new bank will also take internal organizational steps to avoid the exchange of sensitive information about business strategies with representatives of Generali’s management structures as well as between its own managers and those of Generali.

RISKS TO COMPETITION AVOIDED BY WAY OF COMMITMENTS

In the Authority’s view, the conditions that the parties have undertaken to respect are such as to eliminate the risks to competition identified during the investigation. Had the merger been authorized without conditions, it would have led to the creation, or in some cases the strengthening, of dominant positions in numerous markets thanks to the much larger retail network: from traditional retail banking (deposit-taking and investments), to the setting up and sale of investment funds, right through to the creation and sale of wealth management services. The resulting market strength would have been further increased by the new bank’s vertically integrated structure and the improved range and type of services offered to customers.

The Competition Authority further considers that a merger which was not conditional upon measures to restrict the interlinked interests between the two Groups in personal terms as well as in shareholdings (from the partnership in Intesa Vita with Generali to Generali’s presence as a major shareholder in the new bank, from Banca Intesa’s shareholding in Banca Generali to the presence of representatives of the Generali Group on the board and in the management committees of the new post-merger entity), could have led to the creation of a collectively dominant position in the life insurance market.

Rome, 20 December 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name:	James Ball
Title:	Head of International Strategy, London Branch

Date:  December 21, 2006